UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BUCA, INC.

(Name of Subject Company)

BUCA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

117769109

(CUSIP Number of Class of Securities)

John T. Bettin

Chief Executive Officer and President

BUCA, Inc.

1300 Nicollet Mall, Suite 5003

Minneapolis, Minnesota 55403

(612) 288-2382

(Name, Address and Telephone Numbers of Person Authorized to Receive Notice and

Communications on Behalf of the Person Filing Statement)

Copies to:

Douglas P. Long

Faegre & Benson LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402-3901

Phone: (612) 766-7000

Fax: (612) 766-1600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8.	Additional Information.

Item 8 is hereby amended and supplemented with the addition of the following subsection at the end of Item 8:

Commencement of Subsequent Offering Period.

The initial offering period and withdrawal rights expired at 12:00 Midnight, New York City time, on Tuesday, September 9, 2008. Based on information provided Wells Fargo Bank, N.A., as the Depositary, as of such time, an aggregate of 18,006,900 Shares (including 293,852 Shares subject to guarantees of delivery) were validly tendered and not withdrawn pursuant to the Offer, representing approximately 84% of the outstanding Shares. The Purchaser has accepted such tendered Shares for payment pursuant to the terms of the Offer. Payment for Shares accepted for payment will be made promptly.

Upon acceptance for payment of, and payment by the Purchaser for, any Shares tendered in the Offer, the Merger Agreement grants Planet Hollywood the right to designate a number of individuals to the BUCA Board who, following their election, will constitute at least a majority of the BUCA Board.

Planet Hollywood announced that the Purchaser commenced a subsequent offering period in connection with the Offer, at 9:00 a.m., New York City time, on Wednesday, September 10, 2008, for all remaining untendered Shares. Planet Hollywood also announced that the subsequent offering period will expire at 12:00 Midnight, New York City time, on Friday, September 12, 2008, unless extended. Planet Hollywood and the Purchaser reserve the right to extend the subsequent offering period in accordance with applicable law. Any such extension will be followed by a public announcement, which will be issued no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period was scheduled to expire. During the subsequent offering period, the Purchaser will accept for payment, and promptly purchase, properly tendered Shares. The Company’s shareholders who properly tender their Shares during the subsequent offering period will receive the same $0.45 per Share cash consideration (without interest) that is payable to shareholders who tendered their Shares during the initial offering period. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (i) Shares cannot be delivered by the guaranteed delivery procedure and (ii) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, Shares tendered during the subsequent offering period may not be withdrawn.

On Wednesday, September 10, 2008, Planet Hollywood issued a press release announcing the preliminary results of the Offer and the commencement of the subsequent offering period. The full text of this press release is filed as Exhibit (a)(1)(G) to this Amendment No. 1 and is incorporated herein by reference.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 12, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

(a)(1)(F)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to the Schedule 14D-9).

(a)(1)(G)	Press Release issued by Parent on September 10, 2008 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO/A filed on September 10, 2008).

(a)(2)(A)	Letter to Shareholders from the Chief Executive Officer of BUCA dated August 12, 2008.*

(a)(5)(A)	Press Release issued by the Company on August 5, 2008 (incorporated by reference to the Schedule 14D-9 filed by the Company on August 5, 2008).

(a)(5)(B)	Opinion of Piper Jaffray & Co., to the Board of Directors of BUCA, Inc., dated August 1, 2008 (incorporated by reference to Annex II attached to the Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of August 12, 2008, between BUCA, Planet Hollywood and the Purchaser (incorporated by reference to Exhibit 2.1 to the 8-K filed by the Company on August 11, 2008).

(e)(2)	BUCA, Inc. Executive Severance Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 28, 2007.)

(e)(3)	Confidentiality Agreement, dated as of February 19, 2008, between BUCA, Inc. and Bay Harbour Management, L.C.*

(e)(4)	Credit Agreement, dated as of August 5, 2008, by and among BUCA and each of its subsidiaries that are signatories hereto and the Purchaser (incorporated by reference to Exhibit 10.1 to the 8-K filed by the Company on August 11, 2008.)

(e)(5)	Warrant to Purchase Common Shares of BUCA dated as of dated as of August 5, 2008, by and among BUCA and each of its subsidiaries that are signatories hereto and the Purchaser (incorporated by reference to Exhibit 10.2 to the 8-K filed by the Company on August 11, 2008.)

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BUCA, Inc.

Date: September 10, 2008	By:	/s/ John T. Bettin
	Name:	John T. Bettin
	Title:	President and Chief Executive Officer